                             AMES TRUE TEMPER, INC.
                               465 Railroad Avenue
                          Camp Hill, Pennsylvania 17011

                                October 19, 2004

VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:   Nicholas Panos
             S. Richard Lee

             Re:  Ames True Temper, Inc. Registration Statement No. 333-118086
                  ------------------------------------------------------------

Dear Messrs. Panos and Lee:

                  Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests that the effective date for the above-referenced Registration Statement on Form S-4 be accelerated so that it will be declared effective at 4:30 p.m. on October 21, 2004, or as soon as practicable thereafter.

                  Notwithstanding the foregoing, the Registrant acknowledges that:

                     o     should the Commission or the Staff, acting pursuant
                           to delegated authority, declare the filing effective,
                           it does not foreclose the Commission from taking any
                           action with respect to the filing;

                     o     the action of the Commission or the Staff, acting
                           pursuant to delegated authority, in declaring the
                           filing effective, does not relieve the Registrant
                           from its full responsibility for the adequacy and
                           accuracy of the disclosure in the filing; and

                     o     the Registrant may not assert this action as a
                           defense in any proceeding initiated by the Commission
                           or any person under the federal securities laws of
                           the United States.

                  Please notify Elisabeth Neuberg of Schulte Roth & Zabel LLP, counsel to the undersigned, at (212) 756-2140 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

                             AMES TRUE TEMPER, INC.

                             By: /s/ Eric Aumen
                                -----------------------------------
                                Name:  Eric Aumen
                                Title: SEC Reporting Manager